Exhibit 99.1

S&P Global Ratings Maalot Upgrades Sapiens Series B Debentures Rating from “ilA+” with a Stable Outlook, to “ilAA-” with a Stable Outlook (Local Scale)

Holon, Israel, June 28, 2022 – Sapiens International Corporation (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, today announced that Ma’alot S&P Global (a part of the global rating firm Standard & Poor’s Financial Services LLC) (“S&P”) upgraded the rating for its Series B Debentures from “ilA+” to “ilAA-” (on local scaling), with a stable outlook.

The debentures are traded on the Tel Aviv Stock Exchange (“TASE”) and were originally offered in Israel pursuant to Sapiens’ Israeli shelf prospectus and shelf offering reports filed with the Israeli Securities Authority in September 2017 and June 2020.

Mr. Roni Al-Dor, President & CEO of Sapiens, commented: “Along with achieving compound annual growth of 17% for the past decade, Sapiens has improved profitability and generated strong, consistent cash flow. The rating upgrade represents another vote of confidence in Sapiens’ business model and strategy. We witness a reflection of our long-term proven track record of growth in both revenue and profit.”

S&P’s official rating report, in Hebrew, was submitted by S&P to the Israel Securities Authority and the TASE. For convenience, the English translation of S&P’s rating report can be found by clicking here.The Company is also filling via Form 6-K to the U.S. Securities and Exchange Commission.

This announcement shall not constitute a solicitation or an offer to buy any securities.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) empowers the financial sector, with a focus on insurance, to transform and become digital, innovative, and agile. Backed by 40 years of industry expertise, Sapiens offers a complete insurance platform, with pre-integrated, low-code solutions and a cloud-first approach that accelerates customers’ digital transformation. Serving over 600 customers in 30 countries, Sapiens offers insurers across property and casualty, workers compensation and life markets the most comprehensive set of solutions, from core to complementary, including Reinsurance, Financial & Compliance, Data & Analytics, Digital, and Decision Management. For more information visit sapiens.com or follow us on LinkedIn.

Investor Relations Contact	Media Contact

Dina Vince	Shay Assaraf
Head of Investor Relations	Chief Marketing Officer
Dina.Vince@sapiens.com	Shay.assaraf@sapiens.com

www.sapiens.com